Exhibit 4.2

SUPPLEMENTAL INDENTURE

Supplemental Indenture (this “Supplemental Indenture”), dated as of March 13, 2014, among AT&T Inc., a Delaware corporation (the “Guaranteeing Parent”) and the indirect Parent of Cricket Communications, Inc., a Delaware corporation (the “Company”), the Company, Leap Wireless International, Inc., a Delaware corporation, as Guarantor, Cricket License Company, LLC, a Delaware limited liability company, as Guarantor, and Wells Fargo Bank, National Association, a national banking association, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company and the other Guarantors party thereto have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of November 19, 2010 providing for the issuance of 7.75% Senior Notes due 2020 (the “Notes”);

WHEREAS, the Guaranteeing Parent desires to unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”);

WHEREAS, pursuant to Section 9.01(iv) of the Indenture, the Company, the Guarantors, and the Trustee may amend or supplement the Indenture or the Notes without the consent of any Holder of a Note to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture; and

WHEREAS, following the execution of this Supplemental Indenture, the reports, information and other documents required to be filed and provided by the Company (or the Parent) pursuant to Section 4.03 (Reports) of the Indenture shall be satisfied by those of the Guaranteeing Parent (in its capacity as the indirect parent company of the Parent) in accordance with Section 4.03(d), so long as such filings would satisfy the requirements of the Securities and Exchange Commission.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Parent and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Agreement to Guarantee. The Guaranteeing Parent, jointly and severally with the other Guarantors, and fully and unconditionally, guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Notes or the obligations of the Company hereunder or thereunder, that:

(i) the principal of, premium, if any, and interest on the Notes shall be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest and Additional Interest, if any, on the Notes, if lawful (subject in all cases to any applicable grace period provided herein), and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof;

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guaranteeing Parent shall be jointly and severally obligated with the Guarantors to pay the same immediately. The Guaranteeing Parent agrees that this is a guarantee of payment and not a guarantee of collection.

3. Execution and Delivery. The Guaranteeing Parent agrees that this Note Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Note Guarantee.

4. Release.

(a) The Guaranteeing Parent shall be automatically released and relieved of any obligations under its Note Guarantee, upon legal or covenant defeasance or satisfaction and discharge of the Notes as permitted under the Indenture. Upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that one of the foregoing requirements has been satisfied and the conditions to the release of a Guarantor under this Section 4 have been met, the Trustee shall execute any documents reasonably required in order to evidence the release of such Guarantor from its obligations under its Note Guarantee.

(b) Any Guarantor not released from its obligations under its Note Guarantee shall remain liable for the full amount of principal of and interest and Additional Interest, if any, on the Notes and for the other obligations of any Guarantor under the Indenture as provided in Article Ten of the Indenture.

5. Amendment to Definition of Guarantor. Section 1.01 of the Indenture is hereby amended to amend and restate the definition of Guarantor in its entirety as set forth below:

““Guarantors” means:

(1) the Initial Guarantors;

(2) any other Subsidiary that executes a Note Guarantee in accordance with the provisions of this Indenture; and

(3) AT&T Inc., a Delaware corporation and the indirect parent company of the Parent;

and their respective successors and assigns until released from their obligations under their Note Guarantees and this Indenture in accordance with the terms of this Indenture.”

6. No Recourse Against Others. Pursuant to Section 12.07 of the Indenture, no director, officer, employee, incorporator, stockholder, member, manager or partner of the Guaranteeing Parent shall have any liability for any obligations of such Guaranteeing Parent under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation.

7. NEW YORK LAW TO GOVERN. THE LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

8. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

9. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

10. Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Parent and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

AT&T INC.

By:	/s/ Jonathan P. Klug
Name:	Jonathan P. Klug
Title:	Senior Vice President and Treasurer

CRICKET COMMUNICATIONS, INC.

By:	/s/ R. Perley McBride
Name:	R. Perley McBride
Title:	Chief Financial Officer

LEAP WIRELESS INTERNATIONAL, INC.
CRICKET LICENSE COMPANY, LLC

By:	/s/ R. Perley McBride
Name:	R. Perley McBride
Title:	Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Brandon Horak
Name:	Brandon Horak
Title:	Trust Officer